Exhibit (a)(1)(E)

TO:	All Fairchild Employees Eligible to Participate in the Stock Option Exchange Program
FROM:	Kevin London, SVP of Corporate Human Resources
DATE:	June 9, 2009
RE:	Fairchild Stock Option Exchange Program Launched – Website and Personal PIN

Dear [Name ]:

I’m pleased to announce that we have officially launched the Fairchild Stock Option Exchange Program (the “Exchange Program”) effective today, Tuesday, June 9, 2009. The Exchange Program allows you an opportunity to voluntarily exchange your eligible stock options for restricted stock units (RSUs). Complete details are available through the website link highlighted below. If you decide to accept Fairchild Semiconductor International Inc.’s offer to exchange your options, you must complete and submit an online election before 11:59 p.m. Eastern Time on Tuesday, July 7, 2009. Elections or changes to elections cannot be accepted after this time.

You will be able to make your election to participate in the Exchange Program on the BNY Mellon Shareowner Services (“BNY Mellon”) web site dedicated specifically to the Exchange Program. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your Personal PIN Number is: (9 Digit PIN # Here)

Please visit the web site through the following link; https://www.corp-action.net/fairchildoptionexchange and follow the instructions for accessing your personal information and making and submitting your elections. The site includes links to access a copy of the Offer to Exchange document including Frequently Asked Questions (FAQs) filed with the SEC and the form of Restricted Stock Unit Award Agreement. Some of the FAQs are attached to the bottom of this email for your reference.

If you have questions, please call BNY Mellon. One of BNY Mellon’s Customer Service Representatives will be able to answer your questions over the phone. There is no need to reply to this email message; any questions should be directed to BNY Mellon.

BNY Mellon Shareowner Services

Customer Service Representatives are available Monday through Friday

From 8:00 a.m. to 12:00 Midnight, Eastern Time

1-866-223-7524 (From Within the United States or Canada)

1-201-680-6892 (Call Collect From Outside the United States or Canada)

Frequently Asked Questions (FAQs)

The following are answers to some of the questions that you may have about this offer. You should read carefully the entire Offer to Exchange and the other offer documents for details not addressed in this summary.

Q1.	What is the Stock Option Exchange Program?

A1.	In the Stock Option Exchange Program, we are offering a voluntary opportunity for eligible employees to exchange eligible options for restricted stock units (“RSUs”). The number of RSUs an eligible employee will receive in exchange for an eligible option grant will be determined by the exchange ratio applicable to that option. RSUs will be subject to a new vesting schedule, even if the options tendered currently are fully vested.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive the RSUs described in this offer, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

Q2.	Who is eligible to participate in the Stock Option Exchange Program?

A2.	The persons who are eligible to participate in the Stock Option Exchange Program (“eligible employees”) are all employees worldwide who hold eligible options and who remain employees of Fairchild or one of its subsidiaries through the date of grant for the RSUs (the “RSU grant date”), except for:

•	executive officers and directors;

•	former employees;

•	employees residing in Canada; or

•	retirees.

Employees residing in Canada are excluded in this offer because the tax and other implications of making the exchange offer in Canada are inconsistent with the Company’s compensation policies and practices. Although we intend to include all other employees, certain international employees may be excluded if the Company determines that extending the exchange offer in a particular jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.

Q3.	What options are eligible to be exchanged in the Stock Option Exchange Program?

A3.	Options that are eligible for exchange (“eligible options”) are those:

•

with per share exercise prices greater than $14.37 per share (which approximates the highest trading price of our common stock in the 52 week period preceding the start of this offer (the “52-week high”)); and

•	that were granted prior to June 9, 2008.

Q4.	How many RSUs will I receive for the options that I exchange?

A4.	The number of RSUs that you will receive will depend on the number of options that you surrender and on a pre-determined exchange ratio. The exchange ratio specifies the number of options that an eligible employee must surrender to obtain a new RSU.

The exchange ratios are structured so that RSUs granted in connection with the offer will have an aggregate “fair value” (as determined under accounting rules) no greater than the aggregate “fair value” of stock options surrendered, based on modeling at the time the exchange offer begins. For purposes of establishing the exchange ratios, the options subject to the offer have been valued using a binomial lattice model. This model relies on a variety of inputs, including: expected stock price volatility, expected employee turnover, expected rates of exercise, risk-free interest rates and expected dividends.

Q5.	Why is the Company making this offer?

A5.	We are making this offer to improve the retention and incentive benefits of our equity awards. Our equity award program is intended to attract, retain and motivate key employees. Options constitute a major component of employees’ total equity award holdings throughout the company, and thus serve as an important retention incentive to the extent option exercise prices are lower than market prices. Our stock price declined significantly in the second half of 2008 and remains at historically low levels as a result of the recent global economic downturn and the resulting deterioration in the stock price of technology companies in general and of semiconductor companies such as Fairchild in particular. As a result, the retention value of outstanding stock options has been significantly undermined. As of the end of 2008, virtually all of our outstanding stock options were “underwater,” meaning their exercise prices were higher than the market value of our common stock. We also expect the offer to significantly reduce “overhang” – the dilution to stockholders’ ownership represented by outstanding and unexercised stock options and other stock-based awards.

The employees whom we expect to participate in the program are an important resource and are critical to our future growth. Our objective is to provide employees with new RSUs with a value, in the aggregate, substantially equivalent to the value of the exchanged underwater options, determined using the lattice-based binomial model. Additionally, the new RSUs have a new four-year vesting schedule, requiring employees to continue their employment with us in order to realize the benefit from the new awards.

Q6.	How should I decide whether or not to exchange my eligible options for RSUs?

A6.	We are providing information to assist you in making your own decision. However, we are not making any recommendations as to whether you should or should not participate in the offer. You should seek counsel from your own lawyer, accountant and/or financial advisor for assistance in making this decision. No one from Fairchild is, or will be, authorized to provide you with advice in this regard.

Q7.	What does it mean to “tender” my options?

A7.	When we refer to you tendering your options, we mean that you have agreed to exchange your options for new RSUs on the terms and subject to the conditions set forth in the Offer to Exchange. At the conclusion of the offer, subject to the satisfaction of the conditions in the offer, we intend to accept for exchange all options that have been properly tendered.

Q8.	How do I participate in the offer?

A8.	To properly elect to exchange your eligible options, you must notify BNY Mellon of your election in either of the following two ways before 11:59 p.m., Eastern Time, on the expiration date, which is currently July 7, 2009 (the “expiration date”) (or, if we extend the offer, a later date that we will specify):

•

Make your election online at the Fairchild Semiconductor Stock Option Exchange Offer Website, which is available at https://www.corp-action.net/fairchildoptionexchange. Your election must be submitted online before the offer expires at the expiration date deadline (or, if we extend the offer, a later date that we will specify); or

•

We will mail materials to the homes of employees who are on leaves of absence on the date the offer commences. These employees may complete and return a paper Election Form to BNY Mellon according to the instructions contained in the materials so that BNY Mellon receives it before the offer expires at the expiration date deadline of 11:59 p.m., Eastern Time, on July 7, 2009 (or, if we extend the offer, a later date that we will specify). Unless you are on a leave of absence on the date the offer commences and we mail you a packet with paper materials, your election must be submitted online.

Responses submitted by any other means, including hand delivery, facsimile or email, are not permitted.

Q9.	If I participate in the offer, do I have to tender all of my eligible options?

A9.	No. You can choose to tender options in one or more of the price bands. Within each price band, however, you must tender all or none of your options.

Q10.	When does the offer expire? How will I know if the offer is extended?

A10.	The offer begins on June 9, 2009, and is scheduled to remain open until 11:59 p.m., Eastern Time, on July 7, 2009 (or, if we extend the offer period, a later date that we will specify). We currently have no plans to extend the offer beyond July 7, 2009. However, if we do extend the offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the next U.S. business day following the previously scheduled Expiration Date or the date on which we change the offer, as applicable.

Q11.	What is a stock option?

A11.	A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or “exercise,” price is the market price of a share of our common stock on the date the option is granted. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an option being “in-the-money”), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an option being “out-of-the-money” or “underwater”) generally would not exercise the stock option.

Q12.	What are RSUs?

Q12.	“RSUs” refers to the restricted stock units issued pursuant to this offer that replace your exchanged options. RSUs are promises by Fairchild to issue shares of its common stock in the future provided the vesting criteria are satisfied. RSUs granted in connection with this offer will be granted on the RSU grant date pursuant to the Fairchild Semiconductor 2007 Stock Plan (the “Plan”) and subject to the terms and conditions of a RSU award agreement between you and the Company (a “RSU award agreement”). An important difference between a RSU and a stock option is that the value of the RSU reflects the value of a full share of stock, whereas the value of an option reflects only the difference between the exercise price and the value of a share. Although the intrinsic value of a RSU goes up and down with the stock price, a RSU can never be “underwater” the way an option can.

Q13.	Do I have to pay for my RSUs?

A13.	No. You do not have to make any cash payment to Fairchild to receive your RSUs or the common stock upon vesting of your RSUs. However, the tax consequences of the exchange of options for RSUs may result in tax liability upon the vesting of the RSUs.

Q14.	When will my RSUs vest?

A14.

The RSUs are subject to a new vesting schedule and are completely unvested on the date of grant, regardless of whether the options you surrender in exchange for them are partially or wholly vested. The RSUs will be granted promptly following the expiration of the offer. We expect the RSU grant date to be the same U.S. calendar date as the expiration date and the date when exchanged options will be cancelled (the “cancellation date”). We expect that the RSU grant date will be July 7, 2009. If the expiration date is extended, then the RSU grant date similarly will be delayed.

Each new RSU grant vests in 25% increments on the first four anniversaries of the RSU grant date provided the recipient remains employed by us on the vesting dates. As a result, eligible employees must continue their employment with us in order to realize any benefit from the new RSUs. We are obligated to deliver shares of our common stock to participants upon vesting. New RSUs that are not vested at termination of employment will be forfeited at termination.

Q15.	If I choose to participate, what will happen to my options that I tender?

A15.	If you are an eligible employee and properly tender eligible options that you do not withdraw from the offer before the offer expires, those options will be cancelled when we accept them, subject to satisfaction of the terms and conditions of the RSUs, and you will no longer have any rights with respect to those options. We expect to accept all properly tendered eligible options that are not properly withdrawn. To the extent the number of options surrendered exceeds the number of RSUs issued in exchange, all excess options will be cancelled and not available for grant under the Plan, either as options or as other awards. As a result, the total number of shares available for future grants under our stock plan will not increase due to the Stock Option Exchange Program.

Q16.	What happens to my eligible options if I choose not to participate or if my options are not accepted for exchange?

A16.	If you choose not to participate, do not properly tender or if you properly withdraw a previous election before the offer expires, or if your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant.

Q17.	What will happen if I do not make an online election or return my completed paper materials by the deadline?

A17.	If you do not make your election online, or return your completed paper materials if paper materials were mailed to you, by 11:59 p.m., Eastern Time, on the expiration date, you will not participate in the offer, and all of your eligible options will remain subject to their original exercise price and original terms.

Q18.	Can I change my mind and withdraw from the offer or decide to tender additional option grants?

A18.	Yes. You may change your mind after you have submitted an Election Form and withdraw some or all of your elected options from the offer at any time before the offer expires on the expiration date (expected to be July 7, 2009). If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form we receive before the offer expires on the expiration date. In addition, you may withdraw your tendered eligible options if we have not accepted your tendered eligible options for exchange within forty (40) business days after the commencement of this offer.

You may withdraw your elections by either editing and resubmitting your election at the Fairchild Semiconductor Stock Option Exchange Offer Website at https://www.corp-action.net/fairchildoptionexchange, or if you received paper materials, by submitting a paper Notice of Withdrawal/Change of Election Form. Your election to withdraw must be received by BNY Mellon before the offer expires.

Q19.	What if I withdraw my election and then decide again that I want to participate in the Stock Option Exchange Program?

A19.	If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new, properly completed election via the Fairchild Semiconductor Stock Option Exchange Offer Website after the date of your withdrawal but before the time the offer expires or, if you were sent paper materials, by delivering a new properly completed Notice of Withdrawal/Change of Election Form via regular mail or overnight delivery. The new Notice of Withdrawal/Change of Election Form must be signed and dated after the date of your withdrawal and BNY Mellon must receive your new Notice of Withdrawal/Change of Election Form before the offer expires.

Q20.	Can I change my mind about which eligible options I want to exchange?

A20.	Yes. You may change your mind after you have submitted an Election Form and change the options you elect to exchange at any time before the offer expires on the expiration date by making such election on the Fairchild Semiconductor Stock Option Exchange Offer Website at https://www.corp-action.net/fairchildoptionexchange, or, if you were sent paper materials, by completing and submitting to BNY Mellon a new Notice of Withdrawal/Change of Election Form to add additional eligible options or withdraw eligible options. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form that BNY Mellon receives before the offer expires on the expiration date. If you received paper materials and are submitting a new paper Notice of Withdrawal/Change of Election Form, please be sure that any completed and new Notice of Withdrawal/Change of Election Form you submit includes all the options with respect to which you want to accept in this offer and that it is clearly dated after your last-submitted Election Form or Notice of Withdrawal/Change of Election Form.

Q21.	Will I receive a RSU award agreement?

A21.	All RSUs will be subject to a RSU award agreement between you and Fairchild, as well as to the terms and conditions of the Plan. A copy of the Plan and the form of the RSU award agreement under the Plan is available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. The form of the RSU award agreement is also provided on the Fairchild Semiconductor Stock Option Exchange Offer Website and your agreement to tender constitutes your acceptance of the terms of the form of the RSU award agreement. If you were mailed paper materials, the terms of the RSU award agreement have been sent to you along with the paper materials. Submission of a paper Election Form is evidence of your acceptance of the terms of the form of the RSU award agreement.

Q22.	Are there any conditions to this offer?

A22.	The completion of the offer is not conditioned upon a minimum number of eligible options being tendered; however, the completion of this offer is subject to a number of customary conditions. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered eligible options, though we may do so at our discretion.

Q23.	Are there circumstances under which I would not be granted RSUs?

A23.

Yes. If, for any reason, you no longer are an employee of Fairchild or one of its subsidiaries on the RSU grant date, you will not receive any RSUs. Instead, you will keep your current eligible options in accordance with their original terms. Except as provided by applicable law and/or any employment agreement between you and Fairchild, your employment with Fairchild will remain “at-will” regardless of your participation in the offer and can be terminated by you or your employer at any time with or without cause or notice.

Moreover, even if we accept your eligible options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in the SEC or New York Stock Exchange rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold options that expire after the commencement of the offer, but before the cancellation date, those particular options are not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date, or if we extend the offer such that the expiration date is a later date, and you hold options that expire before the rescheduled expiration date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. For example, an option grant that expires on July 3, 2009 is not eligible for exchange.

Q24.	How does Fairchild determine whether options have been properly tendered?

A24.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options and any elections. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election or any options tendered for exchange that we determine are not in an appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not properly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election, and we will not incur any liability for failure to give any notice.

Q25.	When will I receive my RSUs?

A25.	We will grant the RSUs on the RSU grant date. The RSU grant date will be the same U.S. calendar day as the cancellation date and the expiration date. We expect the RSU grant date will be July 7, 2009. If the expiration date is extended, the RSU grant date similarly will be delayed. You will receive the shares subject to each RSU award if and when each RSU award vests. You will be able to view your RSU grants through Fidelity’s website at https://www.netbenefits.com, and monitor your vesting dates, much as you can do now with your stock options or other awards that we have previously granted to you. You will also be able to view the terms and conditions of the RSU award agreement at Fidelity’s website.

Q26.	Once I surrender my exchanged options, is there anything I must do to receive the grant of the RSUs?

A26.	No. Once your exchanged options have been cancelled, there is nothing that you must do to receive your RSUs. Your RSUs will be granted to you on the same day that the exchanged options are cancelled. We expect to accept all properly tendered eligible options that are not properly withdrawn. We expect that the RSU grant date will be July 7, 2009. In order to receive the shares covered by the RSU grant date, you will need to remain an employee through the applicable vesting date.

Q27.	Do I need to exercise my RSUs in order to receive shares?

A27.	No. Unlike options, which you must exercise in order to receive the vested shares subject to the option, you do not need to exercise RSUs in order to receive shares. Your RSUs will vest in accordance with the vesting schedule set forth in the RSU award agreement, and you automatically will receive the shares subject to the RSUs promptly after they vest. If you leave the Company before all or some of your RSUs vest, those unvested RSUs will be forfeited.

Q28.	Can I exchange Fairchild common stock that I acquired upon a prior exercise of Fairchild options?

A28.	No. This offer relates only to certain outstanding options to purchase shares of Fairchild common stock. You may not exchange shares of Fairchild common stock in this offer.

Q29.	Will the terms and conditions of my RSUs be the same as my exchanged options?

A29.	No. RSUs are a different type of equity award than options, therefore the terms and conditions of your RSUs necessarily will be different from your options. Your RSUs will be granted under the Plan and will be subject to the RSU award agreement. A form of the RSU award agreement is available on the SEC’s website at www.sec.gov. The form of the RSU award agreement is also provided on the Fairchild Semiconductor Stock Option Exchange Offer Website and your agreement to tender constitutes your acceptance of the terms of the form of the RSU award agreement prior to tendering your options for exchange. If you were mailed paper materials, the terms of the form of the RSU award agreement have been sent to you along with the paper materials. Submission of a paper Election Form is evidence of your acceptance of the terms of the form of the RSU award agreement. (See Section 9 for more details on the terms and conditions of RSUs)

Until your RSUs vest and you are issued shares pursuant to the vested RSUs, you will not have any of the rights or privileges of a shareholder of Fairchild. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a shareholder with respect to those shares, including the right to vote and to receive dividends. If your RSUs are subject to a forced sales restriction upon vesting, you will not have any shareholder rights after vesting of the RSUs.

The vesting schedule of your RSUs will be different from the vesting schedule of your exchanged options.

In addition, the tax treatment of the RSUs will differ significantly from the tax treatment of your options.

Q30.	Will employees receive additional equity grants in the future?

A30.	Whether you do or do not participate in the offer will not affect decisions on whether you are granted additional options or equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of the Company and will not depend on whether you participate in the offer. In general, the Company has traditionally made grants of stock awards to selected employees and expects to continue to do so.

Q31.	What if I am out of the office on leave of absence or sabbatical during the offer period?

A31.	If you are on a leave of absence on the date the offer commences, you will be mailed paper materials shortly after the start of this Stock Option Exchange Program and should follow the paper material instructions in this Offer to Exchange. Please contact BNY Mellon at 1-866-223-7524 (from within the United States or Canada) or 1-201-680-6892 (collect, from outside the United States or Canada) if you are on a leave of absence on the date the offer commences and you do not receive paper materials. If you do not make your election online or submit a paper Election Form before the deadline, you will not participate in the Fairchild Semiconductor Stock Option Exchange Program.

Q32.	What interests do the directors and executive officers of Fairchild have in the Stock Option Exchange Program?

A32.	Our Executive Officers and Directors are not eligible for the Stock Option Exchange Program and may not tender eligible options in the offer.

Q33.	Will I have to pay taxes if I participate in the Stock Option Exchange Program?

A33.

If you participate in the offer and are a U.S. taxpayer, the exchange of options should be treated as a non-taxable exchange and neither we nor our employees should recognize any income for U.S. federal income tax purposes at the time of the exchange or the RSU grant date. However, you normally will have taxable ordinary income when your RSUs vest and the shares underlying your RSUs are issued to you. Fairchild will also typically have a tax withholding obligation at the time of vesting/issuance. The Company will satisfy tax withholding obligations, if applicable, in the manner specified in the RSU award agreement (generally through the sale of shares equal in value to the tax withholding obligation). You also may have taxable capital gain when you sell the shares underlying the RSUs. Note that the tax treatment of RSUs differs significantly from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible options. The tax and social insurance consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.

You should consult with your tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.

Q34.	What if Fairchild is acquired by another company?

A34.	Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any options you tendered for exchange and your options will be treated in accordance with the Plan and relevant option agreement. Further, if Fairchild is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your option agreement, and you will receive no RSUs in exchange for them. If Fairchild is acquired prior to the expiration of the offer but the offer is not withdrawn, we (or the successor entity) will notify you of any material changes to the terms of the offer or the RSUs, including any adjustments to the exchange ratio or number of shares that will be subject to the RSUs. Under such circumstances, the type of security and the number of shares covered by your RSUs would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive RSUs covering more or fewer shares of the acquiror’s common stock than the number of shares subject to the eligible options that you tendered for exchange or than the number you would have received pursuant to the offer if no acquisition had occurred.

If we are acquired by or merge with another company, your exchanged options might be worth more than the RSUs that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

Finally, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of our employees before the completion of this offer. Termination of your employment for this or any other reason before the RSU grant date means that the tender of your eligible options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any RSUs or other benefit for your tendered options.

If we are acquired after your tendered options have been accepted, cancelled and exchanged for RSUs, your RSUs will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the Plan and your new RSU award agreement.

Q35.	Are you making any recommendation as to whether I should exchange my eligible options?

A35.	No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer will be a challenging one for many employees. The program does carry risk, and there are no guarantees that you ultimately would not receive greater value from your eligible options than from the RSUs you will receive in the exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant and/or financial advisor.

Q36.	Whom can I contact if I have questions about the offer?

A36.	For additional information or assistance, you should contact BNY Mellon at 1-866-223-7524 (from within the United States or Canada) or 1-201-680-6892 (collect, from outside the United States or Canada).